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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Pulte Homes, Inc.
(Name of Issuer)
Common Stock, Par Value Per Share $0.01
(Title of Class of Securities)
745867101
(CUSIP Number)
William J. Pulte
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	745867101

1	NAMES OF REPORTING PERSONS William J. Pulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		42,351,286

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,001,286

WITH	10	SHARED DISPOSITIVE POWER

		3,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,351,286

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	745867101

Item 1.	Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of Pulte Homes, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.

Item 2.	Identity and Background
     This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is Chairman of the Board of Directors of PHM. The Reporting Person’s business address is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     Not applicable.

Item 4.	Purpose of Transaction
     The purpose of this filing is to report the entry by the Reporting Person into a prepaid variable forward sale contract with an unaffiliated party on February 11, 2008, and the entry into a supplemental confirmation for the purpose of finalizing the terms of such contract on February 26, 2008 (such contract, together with the supplemental confirmation, the “Prepaid Forward Contract”). The Prepaid Forward Contract obligates the Reporting Person to deliver to the buyer, on March 4, 2009, up to 3,350,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on a formula described in the contract). For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.
     The Reporting Person may, from time to time, acquire additional Common Shares (1) by the grant of additional restricted stock to him by PHM, (2) from time to time for investment purposes if market conditions are favorable, or (3) any combination of the foregoing. The Reporting Person may also dispose of some of all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to
Page 3 of 7 pages

CUSIP No.	745867101
acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.
     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
     (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of date of the event which requires this filing are as follows:

Number (1)(2)(3)(4) 42,351,286	Percent (5) 16.4%
(1) Includes (i) 41,878,506 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, (ii) 4,158 Common Shares owned by the Reporting Person, (iii) 120,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 1, 2009, (iv) 100,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 5, 2010, (v) 125,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 7, 2011, and (vi) 123,622 Common Shares held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan.
(2) 27,028,652 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.
(3) 3,350,000 Common Shares owned by the Reporting Person are subject to the Prepaid Forward Contract and are pledged as collateral to secure the Reporting Person’s obligations under such contract.
(4) Does not include 134,606 Common Shares owned by Karen Pulte, the Reporting Person’s wife, or approximately 7,688 Common Shares held on behalf of Karen Pulte in the Pulte Homes, Inc. 401(k) plan, shares to which the Reporting Person disclaims beneficial ownership.
Page 4 of 7 pages

CUSIP No.	745867101
(5) Based on the 257,522,674 Common Shares reported as being outstanding as of February 20, 2008, by PHM in its Annual Report on Form 10-K for the year ended December 31, 2007.
     (b) The Reporting Person has sole voting power over the 42,351,286 Common Shares reported above as beneficially owned by him. He has sole dispositive power with respect to 39,001,286 Common Shares and shared dispositive power with respect to 3,350,000 Common Shares.
     (c) On February 7, 2008, 120,000 Common Shares previously owned directly by the Reporting Person were transferred, for no consideration, to a trust of which the Reporting Person is the sole trustee. Also, on February 19, 2008, 244 Common Shares were allocated to the Reporting Person’s account under the Pulte Homes, Inc. 401(k) Plan to reflect a payroll contribution to such account. Such Common Shares were purchased for the account based on the then prevailing market price of $14.16 per share. For other transactions in PHM’s Common Shares effected by the Reporting Person during the past 60 days, see Item 5(c) to Amendment No. 2 to Schedule 13D filed by the Reporting Person on February 8, 2008.
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person; except that, pursuant to the terms of the Prepaid Forward Contract, the buyer has the right to receive any extraordinary dividends that may be paid by PHM with respect to the 3,350,000 Common Shares subject to such contract.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person owns 345,000 restricted Common Shares granted pursuant to the Pulte Homes, Inc. 2004 Stock Incentive Plan, and 123,622 Common Shares are held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan. 27,028,652 Common Shares are pledged as security for loans or guarantees of the Reporting Person.
     3,350,000 Common Shares owned by the Reporting Person are covered by the Prepaid Forward Contract. The Prepaid Forward Contract obligates the Reporting Person to deliver to the buyer under the contract, on March 4, 2009 (the “Settlement Date”), up to 3,350,000 Common Shares (or, at the Reporting Person’s election, an equivalent amount of cash based on the average market price of the Common Shares determined as described below). In exchange for assuming this obligation, the Reporting Person received a cash payment of $33,026,978. The Reporting Person pledged 3,350,000 Common Shares (the “Pledged Shares”) to secure his obligations under the contract, and retained dividend and voting rights in the Pledged Shares during the term of the pledge (except any extraordinary dividends that may be paid by PHM with respect to such Pledged Shares). The number of Common Shares (or the cash equivalent) to be delivered to the buyer on the Settlement Date is to be determined as follows: (a) if the average of the closing prices of PHM Common Shares on February 13, 2009, February 20, 2009 and February 27, 2009 (the “Settlement Price”) is less than or equal to $10.1518 (the “Floor Price”), the Reporting Person will deliver to the buyer all of the Pledged Shares; (b) if the Settlement
Page 5 of 7 pages

CUSIP No.	745867101
Price is between the Floor Price and $19.0128 (the “Cap Price”), the Reporting Person will deliver to the buyer a number of Common Shares equal to 3,350,000 multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Cap Price, the Reporting Person will deliver to the buyer the number of Common Shares equal to 3,350,000 multiplied by a fraction, the numerator of which is the Floor Price plus the excess of the Settlement Price over the Cap Price, and the denominator of which is the Settlement Price.

Item 7.	Material to be Filed as Exhibits
1.	Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570)

2.	Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to PHM’s Proxy Statement dated March 29, 2004 and as Exhibit 4.4 of PHM’s Registration Statement on Form S-8, No. 333-123223)

3.	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(p) of PHM’s Annual Report on Form 10-K for the year ended December 31, 2006)

4.	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(r) of PHM's Annual Report on Form 10-K for the year ended December 31, 2007)
Page 6 of 7 pages

CUSIP No.	745867101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2008	/s/ William J. Pulte
William J. Pulte

Page 7 of 7 pages